Filed by Pulte Homes, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centex Corporation

Commission File No.: 001-06776

The following document will be sent to certain customers who request more information regarding the transaction.

[DATE]

Dear Valued Pulte Customer:

Thank you for your interest in the recently announced proposed merger between Pulte Homes and Centex Corporation. This combination marks an important milestone in Pulte’s history, as it creates the largest homebuilding company in the United States. We are very excited about the transaction, and believe it is a win-win for both our company and our customers.

Both Pulte and Centex have established themselves as leaders in the industry because we have outstanding products. Pulte and Centex are the industry’s recognized leaders in customer satisfaction. We are the only homebuilders to have received the Platinum Award from J.D. Power & Associates for excellence in customer satisfaction. The combination of Pulte and Centex will offer exceptional homes in well-designed communities that meet the desires of a cross-section of customers, ranging from first-time buyers to Baby Boomers. Fox & Jacobs, Centex Homes, Pulte Homes, DiVosta Homes and Del Webb are all top brands known by entry level, first move-up, second move-up and active adult purchasers throughout the nation.

We’re excited about combining our complementary brands and the strength of our teams in order to continue providing best-in-class service to our customers throughout the country. We are pleased that we have found a partner that shares our values, culture and commitment to meeting the demands of our customers. In the current environment, we are truly delighted to have the ability to create a stronger, more diverse company, well positioned to take advantage of the eventual industry recovery and future opportunities.

I want to stress that between now and closing (which is expected to occur in the third quarter of 2009) it will remain business as usual at Pulte. Your day-to-day customer contacts will remain the same, and we expect the transition to be seamless to you. We intend to continue to focus on delivering quality and value while exceeding your expectations.

For your convenience, I have attached a copy of the press release that outlines why this transaction is so exciting. If you have any questions on this matter, please feel free to contact me at my office. I also encourage you to visit the new website dedicated to this transaction, www.premierbuilderusa.com.

We believe this combination allows us to continue our proud tradition of excellence. I sincerely thank you for your business and look forward to further enhancing our relationship.

Sincerely,

[NAME]

[Phone number]

IMPORTANT INFORMATION: In connection with the proposed transaction, Pulte and Centex will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC (i) by Centex, by contacting Centex Investor Relations at 214-981-5000, Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000 and (ii) by Pulte, by contacting Pulte Investor Relations at Pulte Homes, Inc., 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations. In addition, you may also find information about the merger transaction at www.premierbuilderusa.com.

IMPORTANT NOTE: Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized and other factors that will be discussed more fully in the joint proxy statement/prospectus of Pulte and Centex intended to be filed, and other reports subsequently filed from time to time, with the SEC. These forward-looking statements represent only Pulte’s and Centex’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither Pulte nor Centex assumes any obligation to update any forward-looking statements.